UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 9, 2026
UBS Group AG
( Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2025 as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS
Group AG
Standalone financial statements and regulatory
information for the year ended
31 December 2025

UBS Group AG standalone financial statements

Table of contents
2
Report of the statutory auditor on the financial statements
5
UBS Group AG standalone financial statements
5
Income statement
6
Balance sheet
7
1
Corporate information
7 2
Accounting policies
10 3
Investments in and merger of UBS AG and Credit
Suisse AG
11
Income statement notes
11
4
Dividend income from investments in subsidiaries
11 5
Financial income
11 6
Personnel expenses
11
7
Other operating expenses
12 8
Financial expenses
13
Balance sheet notes
13 9
Liquid assets
13 10
Other short-term receivables
13
11
Accrued income and prepaid expenses
14 12
Investments in subsidiaries
14 13
Financial assets
15 14
Current interest-bearing liabilities
15 15
Accrued expenses and deferred income
16 16
Long-term interest-bearing liabilities
19 17
Compensation-related long-term liabilities
19 18
Share capital
20 19
Treasury shares
21
Additional information
21 20
Assets pledged to secure own liabilities and assets
subject to retention of title
21 21
Contingent liabilities
22 22
Share ownership of the members of the Board of
Directors, the Group Executive Board and other
employees
24 23
Related parties
25
Statement of proposed appropriation of total profit
and dividend distribution out of total profit and
capital contribution reserve
26
Cautionary statement

Shape the future
with confidence

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 6 March 2026

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS Group AG (the Company), which comprise the balance sheet as at 31 December 2025, the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements.

UBS Group AG standalone financial statements

Valuation of investments in subsidiaries

Area of focus

As of 31 December 2025, the carrying amount of UBS Group AG's investments in subsidiaries is USD 73.3 billion. Investments in subsidiaries are equity interests that are held to carry on the business of UBS Group AG or for other strategic purposes. They include primarily investment in UBS AG, but also other significant subsidiaries directly held by UBS Group AG through which UBS Group AG conducts its business.

The investments are generally measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually, if indicators of impairment exist, with the recoverable amount being determined using a net asset value or discounted dividend model approach.

Due to the inherent uncertainties in valuing investments in subsidiaries, including management's judgments, and considering the significance of the account we identified this area as a key audit matter.

Our audit response

Our audit procedures included a review of management's process over the valuation of investments in subsidiaries, including the impairment test.

We obtained an understanding and evaluated the relevant controls addressing the identified risks and tested the design and operating effectiveness of these controls. Our focus was on controls over the review of the valuation methodology and the governance and oversight over management's valuation process.

We assessed the appropriateness of the valuation methodology, taking into account the nature of the investment and the underlying business. We assessed the methodology and data used by management, to determine the recoverable amount of the investments in subsidiaries.

We also assessed the relevant disclosures regarding investments in subsidiaries (within note 12 to the financial statements).

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

UBS Group AG standalone financial statements

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Kristina Prenrecaj
Licensed audit expert
(Auditor in charge)

Robert Wadley
Certified Public Accountant (U.S.)

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements
Audited |
Income statement
USD m CHF m
For the year ended For the year ended
Note 31.12.25 31.12.24 31.12.25 31.12.24
Dividend income from investments in subsidiaries
4
13,349
3,193
10,585
2,936
Other operating income
5
3
4
2
Financial income
5
6,481
5,690
5,139
5,029
Income from valuation of investments in subsidiaries 3, 12
0
69
0
63
Operating income
19,836
8,956
15,728
8,030
Personnel expenses
6
24
25
19
22
Other operating expenses
7
123
83
98
74
Financial expenses
8
6,577
5,854
5,215
5,172
Impairment of investments in subsidiaries 3, 12
42
0
33
0
Operating expenses
6,765
5,962
5,364
5,268
Profit / (loss) before income taxes
13,071
2,994
10,364
2,762
Tax expense / (benefit)
1
0
1
0
Net profit / (loss)
13,070
2,994
10,363
2,762

UBS Group AG standalone financial statements

Balance sheet
USD m CHF m
Note 31.12.25 31.12.24 31.12.25 31.12.24
Assets
Liquid assets
9
5,815
3,224
4,611
2,928
Marketable securities
85
82
67
75
Other short-term receivables
10
9,504
6,750
7,536
6,130
Accrued income and prepaid expenses
11
1,949
2,120
1,545
1,925
Total current assets
17,354
12,177
13,760
11,058
Investments in subsidiaries
12
73,276
73,325
58,102
66,586
of which: investment in UBS AG
1
3, 12
72,567
72,567
57,539
65,898
Financial assets
13
116,305
115,733
92,220
105,097
Other non-current assets
954
952
757
864
Total non-current assets
190,535
190,010
151,079
172,548
Total assets
207,888
202,187
164,839
183,606
of which: amounts due from subsidiaries
133,304
127,470
105,700
115,756
Liabilities
Current interest-bearing liabilities
14
8,100
9,136
6,423
8,296
Accrued expenses and deferred income
15
3,436
3,470
2,725
3,151
Total short-term liabilities
11,536
12,606
9,147
11,447
Long-term interest-bearing liabilities
16
120,598
120,171
95,625
109,128
Compensation-related long-term liabilities
17
4,677
4,053
3,709
3,681
Other long-term liabilities
504
878
400
798
Total long-term liabilities
125,780
125,103
99,733
113,606
Total liabilities
137,316
137,709
108,880
125,053
of which: amounts due to subsidiaries
1,773
3,325
1,406
3,020
Equity
Share capital
18
334
346
265
341
Statutory capital reserve
41,662
44,228
33,035
42,413
of which: capital contribution reserve
2
29,037
31,603
23,024
32,621
of which: other statutory capital reserve
12,625
12,625
10,011
9,792
Statutory earnings reserve
4
33
3
30
of which: reserve for treasury shares held by subsidiaries
4
33
3
30
Voluntary earnings reserve
23,460
23,395
18,602
19,148
Treasury shares
19
(7,959)
(6,517)
(6,310)
(6,141)
of which: against capital contribution reserve
(1,994)
(1,631)
(1,581)
(1,486)
Net profit / (loss)
13,070
2,994
10,363
2,762
Equity attributable to shareholders
70,573
64,478
55,958
58,553
Total liabilities and equity
207,888
202,187
164,839
183,606
1 The merger of UBS AG and Credit Suisse AG was completed on 31 May 2024.
2 The amount of the capital contribution reserve is subject to formal review and confirmation by the Swiss Federal Tax
Administration.

UBS Group AG standalone financial statements

Notes to the UBS Group AG standalone financial statements
Note 1
Corporate information
UBS Group AG is incorporated and
domiciled in Switzerland, and its registered
office is at Bahnhofstrasse 45, CH-8001
Zurich,
Switzerland.
UBS
Group
AG
operates
under
Art.
620
et
seq.
of
the
Swiss
Code
of
Obligations
as
an
Aktiengesellschaft
(a corporation limited by shares).
The UBS Group AG
standalone financial statements are prepared
in accordance with the
principles of the Swiss
law on
accounting and financial reporting (32nd title of the Swiss Code of Obligations).
The significant accounting and valuation principles applied are described in Note 2.
UBS Group AG is the
ultimate holding company of the UBS
Group, the grantor of certain
deferred compensation plans
of UBS Group and the issuer of loss-absorbing capital notes, which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis, and senior unsecured debt, which contributes to the total loss-absorbing capacity (TLAC)
of the Group.
The proceeds
from the
issuances of
loss-absorbing AT1
capital notes
and TLAC-eligible
senior unsecured
debt instruments
are on
lent to
UBS AG
or were
on lent
to either
UBS AG
or Credit
Suisse AG
until the
two entities
merged on
31 May 2024.
›
Refer to Notes 14 and 16 for more information about the main terms and conditions of the loss-absorbing
AT1 capital notes and
TLAC-eligible senior unsecured debt instruments issued
In addition,
UBS Group
AG grants
Deferred Contingent
Capital Plan
(DCCP) awards
to UBS
Group employees.
These
DCCP awards also qualify as Basel III AT1 capital of the Group.
As
of 31
December 2025,
UBS
Group
AG
’
s
distributable
items
for
the
purpose
of
AT1
capital
instruments
were
USD 70.2bn
(CHF 55.6bn)
(31 December 2024:
USD 64bn
(CHF 58.1bn)).
For
this
purpose,
distributable
items
are
defined in
the terms
and conditions of
the relevant
instruments as the
aggregate of
(i) net
profits carried
forward and
(ii) freely distributable reserves, in
each case less any
amounts that must be
contributed to legal reserves
under applicable
law.
In 2025, as approved by shareholders at
the Annual General Meeting (the AGM)
held on 10 April 2025, the cancellation
of 120,506,008 shares,
each with a
nominal value of
USD 0.10, acquired
under the 2022
share repurchase program,
was
executed. The
cancellation of
these shares
resulted in
reclassifications within equity
but had
no net
effect on
the total
equity attributable to shareholders. The share
capital has been reduced by
the nominal value of the
repurchased shares
upon cancellation,
i.e. USD
12m (CHF
10m). The
capital contribution
reserve and
the voluntary
earnings reserve
were
each
reduced
by
50%
of
the
total
capital
reduction
amount
exceeding
the
nominal
value
upon
cancellation
of
the
repurchased shares, i.e. each by USD 1,133m (CHF 898m).
Note 2
Accounting policies
Foreign currency translation
Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of
the
transaction. At the balance sheet
date, all current assets and short-term
liabilities, as well as
Financial assets
measured at
fair value that are denominated in a foreign currency,
are translated into US dollars using the closing exchange rate. For
Other non-current assets
and long-term
liabilities, where
the asset mirrors
the terms of
a corresponding
liability or the
asset and
liability otherwise
form an
economic hedge
relationship, the
asset and
liability are
treated as
one unit
of account
for foreign currency translation purposes, with
offsetting unrealized foreign currency
translation gains and losses based
on the
closing exchange
rate presented
net in
the income
statement.
Investments in
subsidiaries
measured at
historic
cost are translated at
the spot exchange rate on
the date of a contribution.
Currency translation effects from
dividends
paid
in
Swiss
francs
are
recognized
in
equity.
All
other
currency
translation
effects
are
recognized
in
the
income
statement.
The
main
currency
translation
rates
used
by
UBS
Group
AG
are
provided
in
Note
31
in
the
“Consolidated
financial
statements” section of the UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors .

UBS Group AG standalone financial statements

Note 2
Accounting policies (continued)
Presentation currencies
The primary presentation currency of the standalone financial statements of UBS Group AG is the US dollar, in line with
its functional currency. Amounts in Swiss francs are also presented for each component of the financial statements.
As of
1 January
2025, UBS
Group AG
has prospectively
adopted the
closing rate
method for
converting US
dollar amounts
into Swiss francs. Under this method, all assets, liabilities and equity positions, as well as income and expense items, are converted at
the closing
rate. In
the comparative
period, UBS
Group AG
applied the
modified closing rate
method for
converting US dollar amounts into Swiss francs: assets and liabilities were converted at the closing rate, equity positions at
historic
rates
and
income
and
expense
items
at
the
weighted
average
rate
for
the
period.
The
resulting
currency
translation effects
were recognized
separately in
Voluntary earnings
reserve
, amounting
to a
cumulative negative
currency
translation effect of CHF 2,137m as of 31 December 2024.
UBS Group AG
has updated the
accounting policy as
it provides a
more current and
more relevant presentation
of the
Swiss franc equivalents of the underlying US dollar amounts. The change in the accounting policy had no impact on the amounts presented in the primary presentation currency, the US dollar.
Marketable securities
Marketable securities
includes investment funds held to hedge granted deferred compensation awards with future cash distributions linked to the
underlying funds. The holding
period is deemed short
term if the vesting
date of the awards
hedged by the funds is
within 12 months after the
balance sheet date. These are
equity instruments and are measured
at fair value
based on quoted
market prices or
other observable market
prices as of
the balance sheet
date. Gains and
losses resulting from fair value changes are recognized in Financial income
and
Financial expenses , respectively.
Financial assets
Financial assets
includes investment funds
with a long-term
holding period. The
holding period is
deemed long term
if
the vesting
date of
the awards
hedged by
the funds
is more
than 12
months after
the balance
sheet date.
These are
equity instruments and are measured at
fair value based on
their quoted market prices
or other observable market
prices
as of the balance sheet date.
Gains and losses resulting from
fair value changes are recognized
in
Financial income
and
Financial expenses,
respectively.
Financial assets
also includes loans to and fixed-term
deposits with UBS AG, as well
as debt securities of UBS AG
(initially
issued
by
Credit
Suisse
AG),
all
with
a
remaining
maturity
of
more
than
12
months.
The
loans
granted
to
UBS AG
substantially mirror the
terms of the
perpetual AT1 capital
notes and the
TLAC-eligible senior unsecured
debt instruments
issued.
The
debt
securities represent
downstream funding
that
substantially mirrors
the
terms of
TLAC-eligible
senior
unsecured debt instruments issued. These instruments are measured at cost value.
›
Refer to Note 13 for more information
Derivative instruments
UBS Group
AG uses
derivative instruments to
manage exposures
to foreign
currency risks
from investments
in foreign
subsidiaries and exposures
to interest
rate risk
from certain
fixed-rate debt
instruments. The
derivative instruments are
entered into with UBS AG, mirroring the conditions of the transactions that they enter into with third parties.
Derivative instruments are measured at fair value based
on quoted market prices or other observable market prices
as of
the balance sheet date. Unrealized gains
and losses are recognized on the
balance sheet as
Accrued income and prepaid
expenses
and
Accrued expenses
and deferred
income
, respectively.
Corresponding gains
and losses
resulting from
fair
value changes are recognized in Financial income
and
Financial expenses , respectively.
Hedge accounting
UBS Group
AG applies
the following
hedge accounting
policies where
requirements on
risk management,
documentation
and effectiveness are met.
Fair value hedges of interest rate risk related to debt instruments
UBS
Group
AG
designates
certain
fixed-rate
issued
debt
instruments
and
fixed-to-floating
interest
rate
derivatives
as
hedged
items
and
hedging instruments,
respectively,
in
fair
value
hedge
accounting
relationships. The
hedged
risk
is
determined
as
the
change in
the
fair
value
of
the
issued
debt
instruments attributable
to
changes
in
the
designated
benchmark interest rates. The
effective portion of gains
and losses of the
hedging instruments is deferred
on the balance
sheet as
Accrued income and prepaid expenses
or
Accrued expenses and deferred income
.

UBS Group AG standalone financial statements

Note 2
Accounting policies (continued)
Hedge accounting for Investments in subsidiaries
UBS Group
AG applies
hedge accounting
for certain
investments in
subsidiaries denominated
in currencies
other than
the
US
dollar,
which
are
designated
as
hedged
items.
For
this
purpose,
foreign
exchange
(FX)
derivatives,
mainly
FX
forwards and FX swaps, are used and designated
as hedging instruments. The hedged risk is determined as
the change
in the fair
value of the
hedged item arising
solely from changes
in spot FX
rates. Consequently, UBS
Group AG designates
the spot
element of
the FX
derivatives as
hedging instruments.
Changes in
the fair
value of
the hedging
instruments
attributable to changes in forward
points are not part of
a hedge accounting designation and
are recognized in
Financial
income
or
Financial expenses
in the income statement. The
effective portion of gains and
losses of these FX derivatives is
deferred on
the balance
sheet as
Accrued income
and prepaid
expenses
or
Accrued expenses
and deferred
income
to
the extent
no change
is recognized
in the
carrying amount
of the
hedged item
arising from
changes in
spot FX
rates.
Otherwise, the effective portion of gains and losses of these FX derivatives is matched with the corresponding valuation adjustments of the hedged item
recorded in the income statement
and recognized either as
a reduction of
Impairment
of investments in subsidiaries
or as
Extraordinary income .
Investments in subsidiaries
Investments
in
subsidiaries
are
equity
interests
that
are
held
to
carry
on
the
business
of
the
UBS
Group
or
for
other
strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on
a
global
basis.
The
investments
are
carried
at
cost
less
impairment
and
generally
measured
individually.
In
the
comparative period, until the
then-contemplated merger,
which became effective
on 31 May
2024, the investments in
UBS
AG
and
Credit
Suisse
AG
were
combined
as
a
valuation
unit
as
these
investments
were
economically
closely
interlinked.
The carrying
amount of
an investment
is tested
for impairment
when indicators
of a
potential decrease
in value
exist,
which include
significant operating
losses incurred
or a
severe depreciation
of the
currency in
which the
investment is
denominated. If an investment in a subsidiary is impaired,
its value is generally written down to the recoverable amount.
Subsequent recoveries in value are
recognized up to the original
cost value if, in
the opinion of management, forecasts
of future
probability provide sufficient
evidence that an
increased recoverable amount
is supported. Management
may
exercise its discretion as to what extent, and in which period, a recovery in value is recognized.
›
Refer to Note 3 and Note 12 for more information
›
Refer to “Note 2a Segment reporting” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2025,
available under “Annual reporting” at ubs.com/investors , for a description of businesses of the UBS Group
Long-term interest-bearing liabilities
Long-term interest-bearing liabilities include loss-absorbing capital notes and senior unsecured debt. They are presented at nominal value.
Any difference
to nominal value,
e.g. premium, discount
or external costs
that are directly
related to
the issue,
is deferred
as
Other non-current
assets
or
Other long-term
liabilities
and amortized
to
Financial expenses
or
Financial
income
over
the
maturity
of
the
instrument
or
until
the
first
call
date
or
optional
redemption
date,
where
applicable.
›
Refer to Note 1 and Note 16 for more information
Treasury shares
Treasury
shares acquired
by UBS
Group AG
are recognized
at acquisition
cost and
are presented
as a
deduction from
shareholders’ equity.
Upon disposal of treasury
shares or settlement of
related share-based awards, any
realized gain or loss
is recognized in
Voluntary earnings
reserve
. Realized
gains and
losses from
settlement of
share-based awards
represent the
difference
between the acquisition cost of
the UBS Group AG shares
and the grant date fair
value of the share-based awards.
For
the year
ended 31 December
2025, a
net loss
of USD 391m
(CHF 310m) from
settlement of
share-based awards
was
recognized in Voluntary earnings reserve
(2024 comparative period: net loss of USD 322m (CHF 291m)).
For UBS Group AG shares acquired by
a direct or indirect subsidiary, a
Reserve for treasury shares held by
subsidiaries
is
created in UBS Group AG’s equity.
›
Refer to Note 19 for more information

UBS Group AG standalone financial statements

Note 2
Accounting policies (continued)
Share-based and other deferred compensation plans
Share-based compensation plans
The
grant
date
fair
value
of
equity-settled
share-based
compensation
awards
granted
to
employees
is
generally
recognized
over the
vesting period
of the
awards.
Awards
granted by
UBS Group
AG in
the form
of UBS
Group
AG
shares and notional shares are settled by delivering UBS Group AG shares at vesting, except in jurisdictions where this is not permitted
for legal or
tax reasons. They
are recognized as
Compensation-related long-term
liabilities
if vesting
is more
than 12 months
after the balance sheet
date, or as
Accrued expenses and
deferred income
if vesting is
within 12 months
of the balance
sheet date.
The amount
recognized is adjusted
for forfeiture assumptions,
such that
the amount
ultimately
recognized is based on
the number of
awards that meet the
related service conditions
at the vesting
date. The grant
date
fair value is based
on the UBS Group AG
share price on the date
of grant, taking into
consideration post-vesting sale and
hedge restrictions, dividend rights, non-vesting conditions, and market conditions, where applicable.
Upon settlement of
the share-based awards,
any realized gain
or loss on
the treasury shares
is recognized in
Voluntary
earnings reserve
. Realized gains and losses from settlement of share-based
awards represent the difference between the
acquisition cost of the UBS Group AG shares and the grant date fair value of the share-based awards.
Other deferred compensation plans
Deferred compensation plans
that are not
share-based, including DCCP
awards and awards
linked to the
performance
of investment funds, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that
is settled
in cash
is recognized
as a
liability generally over
the vesting
period, as
Compensation-related
long-term liabilities
if vesting
is more than
12 months
after the
balance sheet
date, and
as
Accrued expenses
and deferred
income
if vesting is within 12 months from
the balance sheet date. The liabilities are
remeasured at each balance sheet
date at
the present
value of the
corresponding DCCP
award and
the fair
value of
investment funds linked
to deferred
compensation awards. Gains
and losses resulting
from remeasurement of the
liabilities are recognized in
Other operating
income
and
Other operating expenses , respectively.
Recharge of compensation expenses
Expenses
related
to
deferred
compensation
plans
are
recharged
by
UBS
Group
AG
to
its
subsidiaries
employing
the
personnel.
Upon
recharge,
UBS
Group
AG
recognizes
a
receivable
from
its
subsidiaries
corresponding
to
a
liability
representing its obligation toward the employees.
Dispensations in the standalone financial statements
As UBS
Group AG
prepares consolidated
financial statements
in accordance
with IFRS,
UBS Group
AG is
exempt from
various disclosures
in the
standalone financial
statements. The
dispensations include
the management
report and
the
statement of cash flows, as well as certain note disclosures.
Note 3
Investments in and merger of UBS AG and Credit Suisse AG
In the
comparative period,
until the
then-contemplated merger, which
became effective
on 31
May 2024,
the investments
of UBS
Group AG
in both
UBS AG
and Credit
Suisse AG
were aggregated
for impairment
(reversal) testing
purposes.
Such an aggregation (i.e. “valuation unit”) was
permitted under the accounting rules applicable
to UBS Group AG given
that at this
time UBS AG
and Credit Suisse
AG were closely
interlinked. The applicable accounting
rules also permitted
the
historic cost
value for
the
investment in
Credit
Suisse AG,
as
per the
former Credit
Suisse Group
AG standalone
financial statements, to be combined with the cost value for the investment in UBS AG. The book value assigned to the
investment in the combined entity (UBS AG and Credit Suisse AG) of
USD 72,567m (CHF 65,898m) was below the cost
value under
these rules
and below
the recoverable
amount determined
at that
time by
using a
discounted cash
flow
model based on the business plan for the combined entity.

UBS Group AG standalone financial statements

Income statement notes
Note 4
Dividend income from investments in subsidiaries
Dividend income from investments in subsidiaries
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Dividend income from UBS AG
13,000
3,000
10,308
2,758
Dividend income from UBS Business Solutions AG
116
193
92
178
Dividend income from Credit Suisse Trust AG
175
0
139
0
Dividend income from Credit Suisse International
58
0
46
0
Total dividend income
13,349
3,193
10,585
2,936
Note 5
Financial income
Financial income
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Interest income on onward lending to UBS AG
1
5,406
5,269
4,287
4,655
Gains on partial early redemption of onward lending to UBS AG
1,2
754
0
598
0
Interest income on other interest-bearing assets
246
219
195
194
Fair value gains on investment funds
27
22
22
19
Other
47
180
38
160
Total financial income
6,481
5,690
5,139
5,029
1 The proceeds from
the issuances of loss-absorbing
AT1 capital notes
and TLAC-eligible senior unsecured
debt are on lent
to UBS AG (or
were on lent to
either UBS AG or
Credit Suisse AG,
until the two entities
merged on 31 May 2024). Refer to Note 3 for
more information.
2 Reflects a gain on partial early redemption of
onward lending related to legacy Credit Suisse senior
debt instruments which were repurchased in
tender offers executed in November 2025.
Note 6
Personnel expenses
For the years ended 31 December 2025 and 31 December
2024, personnel expenses amounted to USD 24m (CHF
19m)
and
USD
25m
(CHF
22m),
respectively.
They
included
recharges
from
UBS
AG
and
UBS
Business
Solutions
AG
for
personnel-related costs for activities performed by the personnel of those companies for the benefit of UBS Group AG.
UBS Group AG had no employees throughout 2025 and 2024. All employees of the UBS Group, including the members
of
the
Group
Executive
Board
(the
GEB)
of
UBS
Group
AG,
were
employed
by
subsidiaries
of
UBS
Group
AG.
As
of
31 December 2025,
the UBS
Group employed
103,177 personnel
(31 December 2024:
108,648) on
a full-time
equivalent
basis.
Note 7
Other operating expenses
Other operating expenses
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Fair value losses on deferred compensation award liabilities linked to investment funds
27
22
21
19
Losses related to equity-settled awards
13
15
10
14
Capital tax
23
22
18
19
Other
61
25
48
22
Total other operating expenses
123
83
98
74

UBS Group AG standalone financial statements

Note 8
Financial expenses
Financial expenses
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Interest expense on interest-bearing liabilities
5,820
5,824
4,615
5,145
Losses on repurchase of interest-bearing liabilities
1
754
0
598
0
Other
2
30
2
26
Total financial expenses
6,577
5,854
5,215
5,172
1 Reflects a loss from the repurchase of legacy Credit Suisse senior debt instruments in tender offers executed in November 2025.

UBS Group AG standalone financial statements

Balance sheet notes
Note 9
Liquid assets
Liquid assets
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Current deposits
4,795
2,225
3,802
2,021
Cash collateral
520
871
413
791
Time deposits with UBS AG
500
129
396
117
Total liquid assets
5,815
3,224
4,611
2,928
Note 10
Other short-term receivables
Other short-term receivables
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Onward lending to UBS AG
1
7,407
5,714
5,873
5,189
Time deposits with UBS AG
1,000
0
793
0
Receivables from employing entities related to compensation awards
1,002
906
795
823
Other
95
130
75
118
Total other short-term receivables
9,504
6,750
7,536
6,130
1 Short-term receivables
from the onward
lending to UBS
AG or to
either UBS AG
or Credit Suisse
AG (until the
two entities merged
on 31 May
2024) of the
proceeds from the
issuances of TLAC
-eligible senior
unsecured debt and loss-absorbing AT1 perpetual capital notes.
Note 11
Accrued income and prepaid expenses
Accrued income and prepaid expenses
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Accrued interest income
1,669
1,912
1,324
1,736
Deferred gains on FX derivatives
185
51
147
46
Other
94
157
75
143
Total accrued income and prepaid expenses
1,949
2,120
1,545
1,925

UBS Group AG standalone financial statements

Note 12
Investments in subsidiaries
Unless otherwise stated,
the subsidiaries
listed below have
share capital
consisting solely
of ordinary
shares, which
are
held
by
UBS
Group
AG
or
UBS AG.
The
proportion
of
ownership
interest
held
is
equal
to
the
voting
rights
held
by
UBS Group AG
or UBS
AG. The
country where
the respective
registered
office is
located is
also the
principal place
of
business. UBS AG operates through
a global network of
branches and a significant proportion
of their business activity
is conducted outside Switzerland,
in the UK, the US,
Singapore, the Hong Kong SAR
and other countries. UBS Europe SE
has branches and
offices in a
number of EU
Member States, including
Germany,
France, Italy,
Luxembourg and Spain.
Share capital is provided in the currency of the legally registered office.
Individually significant subsidiaries of UBS Group AG as of 31 December 2025
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG Zurich and Basel, Switzerland USD
385.8
100.0
UBS Business Solutions AG
1
Zurich, Switzerland CHF
1.0
100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel and Poland.
Individually significant subsidiaries of UBS AG as of 31 December 2025
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International London, UK Non-core and Legacy USD
1.3
97.6
2
UBS Americas Holding LLC Wilmington, Delaware, US Group Items USD
2,900.0
3
100.0
UBS Americas Inc. Wilmington, Delaware, US Group Items USD
0.0
100.0
UBS Asset Management AG Zurich, Switzerland Asset Management CHF
43.2
100.0
UBS Bank USA Salt Lake City, Utah, US Global Wealth Management USD
0.0
100.0
UBS Europe SE Frankfurt, Germany Global Wealth Management EUR
446.0
100.0
UBS Financial Services Inc. Wilmington, Delaware, US Global Wealth Management USD
0.0
100.0
UBS Securities LLC Wilmington, Delaware, US Investment Bank USD
1,283.1
4
100.0
UBS Switzerland AG Zurich, Switzerland Personal & Corporate Banking CHF
10.0
100.0
1 Includes direct and indirect
subsidiaries of UBS AG.
2 UBS Group AG owns
the remaining 2.4%.
3 Consists of common share capital of
USD 1,000 and non-voting preferred share capital
of USD 2.9bn.
4 Consists
of common share capital of USD 100,000 and non-voting preferred share capital of USD 1.3bn.
Individually
significant
subsidiaries
of
UBS
AG
are
those
entities
that
contribute
significantly
to
the
Group’s
financial
position or results of operations, based
on a number of criteria, including the
subsidiaries’ equity and their contribution
to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.
›
Refer to “Note 27 Interests in subsidiaries and other entities” in the “Consolidated financial statements”
section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
Note 13
Financial assets
Financial assets
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Long-term receivables from UBS AG
115,638
115,128
91,691
104,548
of which: onward lending
1
113,589
113,627
90,067
103,185
Investment funds at fair value related to awards vesting after 12 months
194
185
154
168
Other
473
420
375
381
Total financial assets
116,305
115,733
92,220
105,097
1 Onward lending to UBS AG (or to either UBS AG and Credit Suisse AG, until the two entities merged on 31 May 2024) of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing
AT1 perpetual capital notes.

UBS Group AG standalone financial statements

Note 14
Current interest-bearing liabilities
As
of
31
December
2025,
current
interest-bearing liabilities
totaled
USD
8,100m
(CHF
6,423m),
consisting
of
TLAC-
eligible senior unsecured debt instruments of
USD 7,407m (CHF 5,873m) and
loans from UBS AG and
UBS Switzerland
AG
of
USD
693m
(CHF
549m).
As
of
31 December
2024,
current
interest-bearing
liabilities
totaled
USD 9,136m
(CHF 8,296m), consisting
of TLAC-eligible
senior unsecured
debt instruments
of USD 7,267m
(CHF 6,600m) and
loans
from UBS AG and UBS Switzerland AG of USD 1,868m (CHF 1,696m).
Current interest-bearing liabilities
Notes issued, overview by amount, maturity and coupon 31.12.25 31.12.24
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date Coupon
1
in USD in CHF in USD in CHF
TLAC-eligible senior unsecured notes
USD 2,500 26.3.25 n/a 3.75%
0
0
2,500
2,270
NOK 1,000 28.5.25 n/a 3.6%
0
0
88
80
GBP 500 8.8.25 n/a 2.75%
0
0
626
568
USD 2,500 24.9.25 n/a 4.125%
0
0
2,500
2,270
EUR 1,500
2
16.1.26 16.1.25 3M EURIBOR + 100 bps
0
0
1,554
1,411
CHF 150 23.2.26 n/a 1.25%
189
150
0
0
USD 2,000 15.4.26 n/a 4.125%
2,000
1,586
0
0
USD 2,000 17.4.26 n/a 4.55%
2,000
1,586
0
0
EUR 1,250 1.9.26 1.6.26 1.25%
1,468
1,164
0
0
USD 1,750
3
12.1.27 12.1.26 5.711%
1,750
1,388
0
0
Total TLAC-eligible senior unsecured notes
7,407
5,873
7,267
6,600
1 For TLAC-eligible
senior unsecured notes, the
disclosed coupon rate refers
to the contractual coupon
rate applied from the
issue date up to the
contractual maturity date or,
if applicable, to the
first optional call
date.
2 Instrument was redeemed on 16 January 2025.
3 UBS Group AG announced the call of this instrument on 19 December 2025 and executed it on 12 January 2026.
Note 15
Accrued expenses and deferred income
Accrued expenses and deferred income
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Short-term portion of compensation-related liabilities
1,374
1,291
1,089
1,173
of which: Deferred Contingent Capital Plan
469
356
372
323
of which: other deferred compensation plans
905
936
717
850
Accrued interest expense
1,857
1,939
1,472
1,761
Other
206
239
163
217
Total accrued expenses and deferred income
3,436
3,470
2,725
3,151

UBS Group AG standalone financial statements

Note 16
Long-term interest-bearing liabilities
As of 31 December
2025, long-term interest-bearing liabilities
totaled USD 120,598m (CHF
95,625m), consisting of loss-
absorbing
AT1
perpetual
capital
notes
and
TLAC-eligible
senior
unsecured
debt
instruments
of
USD
120,128m
(CHF 95,252m)
and
fixed-term
loans
from
UBS
AG
of
USD
471m
(CHF
373m).
As
of
31 December
2024,
long-term
interest-bearing
liabilities
totaled
USD 120,171m
(CHF 109,128m),
consisting
of
loss-absorbing
AT1
perpetual
capital
notes
and
TLAC-eligible
senior
unsecured
debt
instruments
of
USD 119,754m
(CHF 108,748m)
and
fixed-term
loans
from UBS AG of USD 418m (CHF 379m).
Long-term interest-bearing liabilities
Notes issued, overview by amount, maturity and coupon 31.12.25 31.12.24
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD in CHF in USD in CHF
High-trigger loss-absorbing additional tier 1 perpetual capital notes
USD 1,575
2
Perpetual 7.8.25 6.875%
0
0
1,575
1,430
CHF 275
3
Perpetual 13.11.25 3%
0
0
303
275
USD 750 Perpetual 29.7.26 5.125%
750
595
750
681
USD 1,500 Perpetual 10.2.31 4.375%
1,500
1,189
1,500
1,362
USD 750 Perpetual 2.6.26 3.875%
750
595
750
681
CHF 265 Perpetual 16.2.27 3.375%
334
265
292
265
USD 1,500 Perpetual 12.2.27 4.875%
1,500
1,189
1,500
1,362
USD 1,750
4
Perpetual 13.11.28 9.25%
1,750
1,388
1,750
1,589
USD 1,750
4
Perpetual 13.11.33 9.25%
1,750
1,388
1,750
1,589
USD 1,000
4
Perpetual 12.4.31 7.75%
1,000
793
1,000
908
SGD 650
4
Perpetual 21.8.29 5.75%
505
401
476
432
SGD 675
4
Perpetual 21.12.29 5.6%
525
416
494
449
USD 1,500
4
Perpetual 10.9.29 6.85%
1,500
1,189
1,500
1,362
USD 750
4
Perpetual 5.8.30 6.6%
750
595
0
0
USD 1,250
4
Perpetual 5.2.35 7%
1,250
991
0
0
AUD 1,250
4
Perpetual 29.9.30 6.375%
834
661
0
0
USD 1,500
4
Perpetual 10.2.30 7%
1,500
1,189
0
0
USD 1,500
4
Perpetual 10.8.34 7.125%
1,500
1,189
0
0
Total high-trigger loss-absorbing additional tier 1 perpetual capital notes
17,699
14,034
13,639
12,386
Low-trigger loss-absorbing additional tier 1 perpetual capital notes
USD 1,250
5
Perpetual 19.2.25 7%
0
0
1,250
1,135
Total low-trigger loss-absorbing additional tier 1 perpetual capital notes
0
0
1,250
1,135
TLAC-eligible senior unsecured notes
EUR 1,500
6
29.1.26 29.1.25 0.25%
0
0
1,554
1,411
CHF 150 23.2.26 n/a 1.25%
0
0
165
150
EUR 2,000
7
2.4.26 2.4.25 3.25%
0
0
2,072
1,881
USD 2,000 15.4.26 n/a 4.125%
0
0
2,000
1,816
USD 2,000 17.4.26 n/a 4.55%
0
0
2,000
1,816
USD 1,200
8
12.5.26 12.5.25 4.488%
0
0
1,200
1,090
USD 600
9
12.5.26 12.5.25 Compounded Daily SOFR + 158bps
0
0
600
545
USD 1,500
10
5.6.26 5.6.25 2.193%
0
0
1,500
1,362
USD 1,500
11
15.7.26 15.7.25 6.373%
0
0
1,500
1,362
EUR 1,250 1.9.26 1.6.26 1.25%
0
0
1,295
1,176
EUR 2,000
12
13.10.26 13.10.25 2.125%
0
0
2,072
1,881
EUR 1,250
13
3.11.26 3.11.25 0.25%
0
0
1,295
1,176
USD 1,750
14
12.1.27 12.1.26 5.711%
0
0
1,750
1,589
USD 1,300
15
30.1.27 30.1.26 1.364%
1,300
1,031
1,300
1,181
USD 2,000
16
2.2.27 2.2.26 1.305%
2,000
1,586
2,000
1,816
EUR 1,000 15.6.27 15.6.26 2.75%
1,175
931
1,036
941
EUR 1,500 24.6.27 24.6.26 1%
1,762
1,397
1,554
1,411
USD 1,750 5.8.27 5.8.26 4.703%
1,750
1,388
1,750
1,589
USD 2,000 10.8.27 10.8.26 1.494%
2,000
1,586
2,000
1,816
GBP 750 30.9.27 30.9.26 7%
1,011
801
939
853
JPY 8,300 27.10.27 27.10.26 0.904%
53
42
53
48
USD 1,250 22.12.27 22.12.26 6.327%
1,250
991
1,250
1,135
USD 2,250 9.1.28 9.1.27 4.282%
2,250
1,784
2,250
2,043
EUR 1,250 14.1.28 14.1.27 0.65%
1,468
1,164
1,295
1,176
EUR 1,000 24.2.28 n/a 0.25%
1,175
931
1,036
941
EUR 1,046 17.3.28 17.3.27 4.625%
1,229
974
1,084
984
USD 2,000 23.3.28 23.3.27 4.253%
2,000
1,586
2,000
1,816
JPY 5,000 4.4.28 4.4.26 1.1%
32
25
32
29
USD 1,200 12.5.28 12.5.27 4.751%
1,200
952
1,200
1,090
GBP 750 9.6.28 9.6.27 2.25%
1,011
801
939
853
USD 26 26.6.28 n/a Zero coupon accreting (simple interest of 4.36%)
26
20
0
0
USD 697
17
11.8.28 11.8.27 6.442%
697
553
1,750
1,589
EUR 1,500 5.11.28 5.11.27 0.25%
1,762
1,397
1,554
1,411
JPY 20,000 9.11.28 9.11.27 0.973%
128
101
127
115

UBS Group AG standalone financial statements

Note 16
Long-term interest-bearing liabilities (continued)
Long-term interest-bearing liabilities (continued)
Notes issued, overview by amount, maturity and coupon 31.12.25 31.12.24
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD in CHF in USD in CHF
TLAC-eligible senior unsecured notes
CHF 440 9.11.28 9.11.27 0.435%
555
440
485
440
USD 2,000 12.1.29 12.1.28 3.869%
2,000
1,586
2,000
1,816
EUR 2,055
17
1.3.29 1.3.28 7.75%
2,413
1,913
3,107
2,822
USD 39 15.4.29 15.4.27 Zero coupon accreting (annual yield of 5.9%)
39
31
37
34
EUR 1,250 12.5.29 12.5.28 3M EURIBOR + 98bps
1,468
1,164
0
0
CHF 360 24.8.29 24.8.28 0.375%
454
360
396
360
EUR 1,000 10.9.29 n/a 0.65%
1,175
931
1,036
941
USD 1,500 22.9.29 22.9.28 6.246%
1,500
1,189
1,500
1,362
GBP 400 3.11.29 3.11.28 1.875%
539
427
501
455
GBP 450 15.11.29 15.11.28 2.125%
606
481
563
512
USD 1,250 23.12.29 23.12.28 4.151%
1,250
991
0
0
USD 700 23.12.29 23.12.28 SOFR+84 bps
700
555
0
0
USD 1,750 8.2.30 8.2.29 5.428%
1,750
1,388
1,750
1,589
EUR 1,250 12.2.30 12.2.29 2.875%
1,468
1,164
0
0
EUR 100 11.3.30 11.3.29 1.19%
117
93
104
94
CNY 205 3.4.30 3.4.28 Zero coupon accreting (simple interest of 3.23%)
29
23
0
0
CHF 335 22.5.30 22.5.29 2.1125%
422
335
369
335
EUR 1,000 15.6.30 15.6.29 3.125%
1,175
931
1,036
941
CNY 600 7.7.30 7.7.28 2.63%
86
68
0
0
CNY 600 8.7.30 8.7.28 2.64%
86
68
0
0
CNY 1,094 11.8.30 11.8.28 2.6%
157
124
0
0
CNY 286 11.8.30 11.8.28 2.6%
41
32
0
0
CNY 200 11.8.30 11.8.28 2.6%
29
23
0
0
CNY 200 11.8.30 11.8.28 2.6%
29
23
0
0
CNY 200 11.8.30 11.8.28 2.6%
29
23
0
0
USD 1,500 13.8.30 13.8.29 3.126%
1,500
1,189
1,500
1,362
USD 1,750 13.9.30 13.9.29 5.617%
1,750
1,388
1,750
1,589
CNY 181 24.9.30 24.9.28 Zero coupon accreting (simple interest of 3.2%)
26
21
0
0
USD 53 22.11.30 22.11.28 Zero coupon accreting (simple interest of 6.02%)
53
42
50
46
USD 32 3.12.30 3.12.27 Zero coupon accreting (simple interest of 6.07%)
32
25
30
27
EUR 1,000 11.1.31 11.1.30 4.375%
1,175
931
1,036
941
USD 3,000 1.4.31 1.4.30 4.194%
3,000
2,379
3,000
2,724
USD 52 10.4.31 10.4.28 Zero coupon accreting (simple interest of 5.88%)
52
41
0
0
USD 31 26.6.31 26.6.28 Zero coupon accreting (simple interest of 6%)
31
24
0
0
EUR 25 30.7.31 30.7.27 4.06%
29
23
26
24
EUR 750 11.8.31 11.8.30 3.162%
881
698
0
0
USD 1,000 23.9.31 23.9.30 4.398%
1,000
793
0
0
USD 300 23.9.31 23.9.30 SOFR+106 bps
300
238
0
0
EUR 1,250 3.11.31 n/a 0.875%
1,468
1,164
1,295
1,176
USD 53 6.11.31 6.11.27 Zero coupon accreting (simple interest of 6.22%)
53
42
50
46
USD 42 13.11.31 13.11.28 Zero coupon accreting (simple interest of 6.23%)
42
34
40
37
USD 32 19.11.31 19.11.27 Zero coupon accreting (simple interest of 6.4%)
32
25
30
27
USD 83 23.1.32 23.1.31 Zero coupon accreting (annual yield of 5.04%)
83
66
79
71
USD 2,000 11.2.32 11.2.31 2.095%
2,000
1,586
2,000
1,816
EUR 977 17.3.32 17.3.31 4.75%
1,148
910
1,012
919
AUD 41 25.3.32 25.3.28 Zero coupon accreting (annual yield of 4.5%)
28
22
24
22
EUR 1,500 2.4.32 2.4.31 2.875%
1,762
1,397
1,554
1,411
USD 52 10.4.32 10.4.28 Zero coupon accreting (simple interest of 6.28%)
52
41
0
0
USD 41 11.4.32 11.4.28 Zero coupon accreting (simple interest of 6.07%)
41
33
0
0
USD 3,250 14.5.32 14.5.31 3.091%
3,250
2,577
3,250
2,951
USD 41 8.8.32 8.8.28 Zero coupon accreting (simple interest of 6.06%)
41
32
0
0
USD 25 10.9.32 10.9.30 SOFR+108 bps
25
20
0
0
EUR 30 21.9.32 21.9.27 4.03%
35
28
31
28
USD 25 13.11.32 13.11.28 Zero coupon accreting (simple interest of 6%)
25
20
0
0
EUR 1,500 18.1.33 n/a 0.625%
1,762
1,397
1,554
1,411
USD 1,500 11.2.33 11.2.32 2.746%
1,500
1,189
1,500
1,362
EUR 1,250 24.2.33 n/a 0.625%
1,468
1,164
1,295
1,176
JPY 10,000 16.3.33 n/a 1.82%
64
51
63
58
AUD 200 21.3.33 21.3.26 6.1%
133
106
124
112
EUR 1,250 9.6.33 9.6.32 4.125%
1,468
1,164
1,295
1,176
USD 1,500 5.8.33 5.8.32 4.988%
1,500
1,189
1,500
1,362
USD 759
17
12.8.33 12.8.32 6.537%
759
602
3,000
2,724
USD 25 14.8.33 14.8.28 Zero coupon accreting (simple interest of 6.15%)
25
20
0
0
GBP 750 7.9.33 7.9.32 7.375%
1,011
801
939
853
JPY 10,000 27.10.33 27.10.32 1.269%
64
51
63
58

UBS Group AG standalone financial statements

Note 16
Long-term interest-bearing liabilities (continued)
Long-term interest-bearing liabilities (continued)
Notes issued, overview by amount, maturity and coupon 31.12.25 31.12.24
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD in CHF in USD in CHF
TLAC-eligible senior unsecured notes
USD 2,000 6.11.33 6.11.32 4.844%
2,000
1,586
0
0
USD 834
17
15.11.33 15.11.32 9.016%
834
661
2,000
1,816
USD 2,250 12.1.34 12.1.33 5.959%
2,250
1,784
2,250
2,043
EUR 1,500 12.2.34 12.2.33 3.25%
1,762
1,397
0
0
EUR 50 21.5.34 n/a 4%
59
47
52
47
CHF 52 30.6.34 n/a Zero coupon accreting (annual yield of 2.4726605548%)
65
52
57
52
EUR 100 4.7.34 11.7.28 2.455%
117
93
104
94
USD 50 20.9.34 20.9.30 5.06%
50
40
50
45
USD 1,750 22.9.34 22.9.33 6.301%
1,750
1,388
1,750
1,589
USD 2,250 8.2.35 8.2.34 5.699%
2,250
1,784
2,250
2,043
EUR 50 14.3.35 14.3.30 3.93%
59
47
0
0
AUD 41 18.8.35 18.8.30 Zero coupon accreting (annual yield of 2.5%)
27
22
25
23
USD 25 13.11.35 13.11.28 Zero coupon accreting (simple interest of 6.81%)
25
20
0
0
USD 40 24.11.35 24.11.26 2.21%
40
32
40
36
AUD 45 3.12.35 3.12.26 2.3%
30
24
28
25
USD 25 25.2.36 25.2.26 2.37%
25
20
25
23
USD 40 4.3.36 4.3.26 2.49%
40
32
40
36
USD 1,750 9.5.36 9.5.35 5.58%
1,750
1,388
0
0
EUR 35 30.7.36 30.7.27 4.285%
41
33
36
33
EUR 1,250 11.8.36 11.8.35 3.757%
1,468
1,164
0
0
USD 1,750 23.3.37 23.3.36 5.01%
1,750
1,388
0
0
EUR 45 17.5.37 16.5.27 3.73%
53
42
47
42
AUD 68 18.5.37 18.5.26 Zero coupon accreting (simple interest of 8.92%)
45
36
40
36
EUR 31 22.5.37 22.5.28 4.1%
36
29
0
0
EUR 48 24.6.37 24.6.28 3.983%
56
44
0
0
EUR 120 15.9.37 15.9.34 4.1%
141
112
124
113
AUD 73
18
9.2.38 9.2.26 Zero coupon accreting (annual yield of 6.85%)
48
38
42
38
EUR 90 15.2.38 15.2.33 4.5%
106
84
93
85
AUD 40 16.3.38 16.3.30 6.25%
27
21
25
22
AUD 59 17.3.38 17.3.26 Zero coupon accreting (simple interest of 9.8%)
39
31
34
31
EUR 90 21.11.38 21.11.30 Zero coupon accreting (annual yield of 5.61%)
105
84
88
80
EUR 25 30.11.38 30.11.32 5.05%
29
23
26
24
EUR 60 30.11.38 30.11.30 5.05%
70
56
62
56
USD 27 16.7.39 16.7.29 Zero coupon accreting (annual yield of 6.27%)
27
22
26
23
EUR 30 24.2.40 24.2.30 3.91%
35
28
0
0
EUR 34 3.3.40 3.3.28 3.94%
39
31
0
0
EUR 25 21.5.40 N/A 3.9%
29
23
0
0
EUR 23 30.5.40 N/A EUR EURIBOR ICE Swap Rate + 1.21%
26
21
0
0
EUR 25 22.6.42 22.6.29 3.63%
29
23
26
24
EUR 37 8.9.42 8.9.32 4.09%
43
34
38
35
JPY 10,000 28.9.42 n/a 1.79%
64
51
63
58
EUR 42 16.1.43 16.1.33 4.85%
49
39
44
40
USD 1,500 11.2.43 11.2.42 3.179%
1,500
1,189
1,500
1,362
EUR 76 17.2.43 17.2.33 Zero coupon accreting (annual yield of 4.7250005926%)
89
70
78
71
EUR 25 29.6.43 29.6.33 5.05%
29
23
26
24
EUR 50 30.6.43 30.6.31 5.15%
59
47
52
47
EUR 50 17.1.44 17.1.29 4.79%
59
47
52
47
EUR 25 13.3.44 13.3.32 4.4%
29
23
26
24
EUR 27 23.5.44 23.5.29 Zero coupon accreting (annual yield of 5%)
32
25
27
24
EUR 70 14.6.44 14.6.27 4.8%
82
65
73
66
EUR 43 26.9.44 26.9.34 4.06%
51
40
45
40
AUD 46 14.3.45 14.3.30 Zero coupon accreting (simple interest of 11.55%)
31
24
0
0
USD 2,000 15.5.45 n/a 4.875%
2,000
1,586
2,000
1,816
EUR 28 4.9.45 4.9.35 4.25%
33
26
0
0
USD 1,500 6.9.45 6.9.44 5.379%
1,500
1,189
1,500
1,362
USD 93 29.3.47 29.3.27 Zero coupon accreting (annual yield of 4.02%)
93
74
89
81
USD 1,250 6.5.47 6.5.46 5.528%
1,250
991
0
0
USD 432 29.3.48 29.3.26 Zero coupon accreting (annual yield of 4.6%)
432
343
413
375
USD 209 29.6.48 29.6.26 Zero coupon accreting (annual yield of 5%)
209
166
199
181
USD 272 31.8.48 31.8.26 Zero coupon accreting (annual yield of 5%)
272
216
259
235
USD 145 26.10.48 26.10.26 Zero coupon accreting (annual yield of 5.35%)
145
115
138
125
USD 145 27.12.48 27.12.26 Zero coupon accreting (annual yield of 5.4%)
145
115
137
125
USD 172 30.1.49 30.1.26 Zero coupon accreting (annual yield of 5.35%)
172
137
163
148
USD 172 30.1.49 30.1.26 Zero coupon accreting (annual yield of 5.35%)
172
137
163
148
USD 143 30.1.49 30.1.26 Zero coupon accreting (annual yield of 5.3%)
143
113
136
123

UBS Group AG standalone financial statements

Note 16
Long-term interest-bearing liabilities (continued)
Long-term interest-bearing liabilities (continued)
Notes issued, overview by amount, maturity and coupon 31.12.25 31.12.24
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD in CHF in USD in CHF
TLAC-eligible senior unsecured notes
USD 176 29.5.49 29.5.26 Zero coupon accreting (annual yield of 4.7%)
176
140
168
153
USD 173 27.6.49 27.6.26 Zero coupon accreting (annual yield of 4.5%)
173
137
166
150
USD 176 4.11.49 4.11.26 Zero coupon accreting (annual yield of 3.8%)
176
140
170
154
USD 147 4.3.50 4.3.26 Zero coupon accreting (annual yield of 3.6%)
147
117
142
129
USD 250 14.4.50 14.4.26 Zero coupon accreting (annual yield of 4%)
250
198
241
219
USD 121 22.5.50 22.5.26 Zero coupon accreting (annual yield of 3.5%)
121
96
117
106
USD 606 27.5.50 27.5.26 Zero coupon accreting (annual yield of 3.5%)
606
481
586
532
USD 64 22.9.50 22.9.26 Zero coupon accreting (annual yield of 2.8%)
64
50
62
56
USD 114 12.1.51 12.1.26 Zero coupon accreting (annual yield of 2.7%)
114
91
111
101
USD 378 29.1.51 29.1.26 Zero coupon accreting (annual yield of 2.8%)
378
300
368
334
USD 196 26.2.51 26.2.26 Zero coupon accreting (annual yield of 3%)
196
156
190
173
AUD 104 26.2.51 26.2.26 Zero coupon accreting (annual yield of 3.01%)
69
55
62
57
USD 310 26.5.51 26.5.26 Zero coupon accreting (annual yield of 3.5%)
310
246
300
272
EUR 98 16.8.52 16.8.32 Zero coupon accreting (annual yield of 4.04%)
116
92
102
93
AUD 56 7.12.53 7.12.26 Zero coupon accreting (simple interest of 16%)
38
30
33
30
JPY 4,100 25.7.54 25.7.29 2.8%
26
21
26
24
USD 37 21.2.55 21.2.28 Zero coupon accreting (simple interest of 15.4%)
37
29
0
0
USD 350 31.1.60 31.1.26 Zero coupon accreting (annual yield of 3.85%)
350
278
337
306
Total TLAC-eligible senior unsecured notes
102,429
81,218
104,864
95,227
1 For TLAC-eligible
senior unsecured notes, the
disclosed coupon rate
refers to the contractual
coupon rate applied from
the issue date up
to the contractual maturity
date or,
if applicable, to
the first optional call
date. For the
loss-absorbing additional tier 1
perpetual capital notes,
the disclosed coupon rate
refers to the contractual
fixed coupon rate
from the issue date
up to the first
optional call date.
2 Instrument was
redeemed on 7 August 2025.
3 Instrument was redeemed on 13 November
2025.
4 Convertible notes, i.e. upon
the occurrence of a trigger event or
a viability event the notes will be
converted into UBS Group
AG ordinary shares.
5 Instrument was redeemed on 19 February 2025.
6 Instrument was redeemed on 29 January 2025.
7 Instrument was redeemed on 2 April 2025.
8 Instrument was redeemed on 12 May
2025.
9 Instrument was
redeemed on 12
May 2025.
10 Instrument was
redeemed on 5
June 2025.
11 Instrument was
redeemed on 15
July 2025.
12 Instrument was
redeemed on 13
October 2025.
13 Instrument was redeemed on 3 November 2025.
14 UBS Group AG announced the call of this instrument on 19 December 2025 and executed it on 12 January
2026.
15 UBS Group AG announced the call of
this instrument on 8
January 2026 and
executed it on 30
January 2026.
16 UBS Group AG
announced the call of
this instrument on 15
January 2026 and
executed it on 2
February 2026.
17 Instrument was
partially repurchased in tender offers executed in November 2025.
18 UBS Group AG announced the call of this instrument on 23 January 2026 and executed it on 9 February
2026.
Note 17
Compensation-related long-term liabilities
Compensation-related long-term liabilities
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Long-term portion of compensation-related liabilities
4,677
4,053
3,709
3,681
of which: Deferred Contingent Capital Plan
1,642
1,476
1,302
1,341
of which: other deferred compensation plans
3,035
2,577
2,407
2,340
Total compensation-related long-term liabilities
4,677
4,053
3,709
3,681
Note 18
Share capital
As of 31 December
2025, the issued share
capital consisted of 3,341,581,714
fully paid registered shares with
a nominal
value of USD 0.10 each (31 December 2024: 3,462,087,722
shares with a nominal value of USD 0.10 each).
In 2025, as
approved
by the
AGM held
on 10
April 2025,
the cancellation
of 120,506,008
shares,
each with
a nominal
value of
USD 0.10, acquired under the 2022
share repurchase program, was executed. Share capital
was reduced by the nominal
value of the repurchased shares upon cancellation, i.e. USD 12m (CHF 10m).
›
Refer to the “UBS shares” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors ,
for more information about UBS Group AG shares

UBS Group AG standalone financial statements

Note 19
Treasury shares
Treasury Shares
Number of registered shares Average price in USD Average price in CHF
Balance as of 31 December 2023
253,233,437
19.97
19.22
of which: treasury shares held by UBS Group AG
251,812,721
19.91
19.18
of which: treasury shares held by UBS AG
1,420,716
30.33
26.76
Acquisitions
102,499,468
29.94
26.53
Disposals
(3,338,149)
28.82
25.53
Delivery of shares to settle equity-settled awards
(65,132,285)
22.67
20.41
Balance as of 31 December 2024
287,262,471
22.81
21.49
of which: treasury shares held by UBS Group AG
1
286,117,439
22.78
21.46
of which: treasury shares held by UBS AG and other subsidiaries
1,145,032
30.32
27.98
Effect of translating opening balance at closing rate
2
(0.78)
Balance as of 1 January 2025
20.71
Acquisitions
149,978,076
36.15
28.67
Disposals
(2,894,316)
30.73
24.37
Cancellation
3
(120,506,008)
18.90
14.99
Delivery of shares to settle equity-settled awards
(63,957,700)
25.72
20.39
Balance as of 31 December 2025
249,882,523
31.87
25.27
of which: treasury shares held by UBS Group AG
1
249,792,734
31.86
25.26
of which: treasury shares held by UBS AG and other subsidiaries
89,789
46.31
36.72
1 Treasury shares
held by UBS Group
AG had a carrying
value of USD 7,959m
(CHF 6,310m) as of
31 December 2025 (31
December 2024: USD 6,517m
(CHF 6,141m)).
2 Refer to Note 2
for more information.
3 In 2025, as approved by shareholders at
the Annual General Meeting (the
AGM) held on 10 April 2025,
the cancellation of 120,506,008 shares,
each with a nominal value of
USD 0.10, acquired under the 2022
share repurchase program, was executed. Refer to Note 1 for more information.

UBS Group AG standalone financial statements

Additional information
Note 20
Assets pledged to secure own liabilities and assets subject to retention of title
As of 31 December
2025, total pledged
assets of UBS
Group AG amounted
to USD 11,168m (CHF 8,855m).
These assets
consisted
of
certain
liquid
assets,
marketable
securities
and
financial
assets
and
were
pledged
to
UBS
AG.
As
of
31 December 2024,
total pledged
assets of
UBS Group
AG amounted
to USD
6,446m (CHF
5,854m). The
associated
liabilities
secured
by
these
pledged
assets
were
USD 937m
(CHF 743m)
and
USD
2,177m
(CHF
1,977m)
as
of
31 December 2025 and 31 December 2024, respectively.
As
of
31
December
2025,
liquid
assets
in
the
amount
of
USD
5m
(CHF
4m)
were
held
in
an
escrow
account
(31 December 2024: USD 5m (CHF 5m)).
Note 21
Contingent liabilities
As
of
31
December
2025,
total
contingent
liabilities
of
UBS
Group
AG
amounted
to
USD
823m
(CHF
652m).
The
contingent liabilities include indemnities,
guarantees, letters of responsibility and
letters of comfort issued
for the benefit
of subsidiaries and creditors of subsidiaries. In some instances the amount of exposure of UBS Group AG is not specified
but relates to specific circumstances such as the solvency of subsidiaries, and therefore no related amount is included in the
aforementioned
figure.
As
of
31
December
2024,
total
contingent
liabilities
of
UBS
Group
AG
amounted
to
USD 1,466m (CHF 1,331m).
Joint and several liability – value-added tax
UBS Group AG is jointly
and severally liable for the combined value-added
tax (VAT)
liability of UBS entities that belong
to the VAT
group of UBS in Switzerland.

UBS Group AG standalone financial statements

Note 22
Share ownership of the members of the Board of Directors, the Group Executive Board and other employees
Share ownership of the members of the Board of Directors, the Group Executive Board and other employees
Shares awarded
For the year ended 31.12.25 For the year ended 31.12.24
Number of shares
Value of shares in
USD m
1
Value of shares in
CHF m
1
Number of shares
Value of shares in
USD m
1
Value of shares in
CHF m
1
Awarded to members of the BoD
224,115
9
7
283,348
8
7
Awarded to members of the GEB
3,789,048
60
47
4,816,249
65
59
Awarded to other UBS Group employees
49,443,769
1,203
954
60,616,953
1,328
1,208
Total
53,456,932
1,271
1,008
65,716,549
1,401
1,274
1 Shares awarded to members of the
BoD during 2025 for the period from
the 2024 AGM to the 2025 AGM
were valued at CHF 30.328 and shares
awarded during 2024 for the period
from the 2023 AGM to the
2024 AGM were valued at CHF 24.435
(average closing price of UBS shares
over the last 10 trading days leading
up to and including the grant date).
Shares (including notional shares) awarded to
members of the
GEB in office during disclosed periods
and other UBS Group employees
were valued at weighted average
grant date fair value
(USD 29.65 for the year ended
31 December 2025 and USD 25.93 for
the year ended
31 December 2024). Shares awarded under the Long Term Incentive Plan (LTIP)
are shown at a value of 50% of the maximum opportunity both for 2025 and 2024 grants, as communicated to the participants.
›
Refer to the “Compensation” section of the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors
, for more information about the terms and conditions of the shares awarded to the members of the Board of
Directors and the Group Executive Board
Number of shares of BoD members
1
Name, function on 31 December Number of shares held Voting rights in %
Colm Kelleher,
Chairman
2025
642,893
0.049
2024
552,218
0.043
Lukas Gähwiler, Vice Chairman
2025
408,570
0.031
2024
385,609
0.030
Jeremy Anderson, Senior Independent Director
2025
181,449
0.014
2024
167,436
0.013
William C. Dudley, member
2025
83,654
0.006
2024
74,587
0.006
Patrick Firmenich, member
2025
84,442
0.006
2024
71,010
0.006
Fred Hu, member
2025
136,576
0.010
2024
124,370
0.010
Mark Hughes, member
2025
91,779
0.007
2024
80,239
0.006
Gail Kelly, member
2025
6,594
0.000
2024
0
0.000
Renata Jungo Brüngger, member
2025
0
0.000
2024 –
Julie G. Richardson, member
2025
157,486
0.012
2024
157,946
0.012
Lila Tretikov,
member
2025
0
0.000
2024 –
Jeanette Wong, member
2025
148,419
0.011
2024
133,761
0.010
Total
2025
1,941,862
0.147
2024
1,747,176
0.137
1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2025 and 2024.

UBS Group AG standalone financial statements

Note 22
Share ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)
Share ownership / entitlements of GEB members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Sergio P. Ermotti, Group Chief Executive Officer
2025
675,066
2,255,862
2,930,928
0.222
2024
1,023,411
1,732,094
2,755,505
0.215
George Athanasopoulos, Co-President Investment Bank
2025
317,190
359,865
677,055
0.051
2024
468,793
203,756
672,549
0.053
Michelle Bereaux, Group Integration Officer
2025
149,504
54,483
203,987
0.015
2024
164,063
12,824
176,887
0.014
Mike Dargan, Group Chief Operations and Technology Officer
2025
497,801
63
497,864
0.038
2024
465,358
26,815
492,173
0.038
Aleksandar Ivanovic, President Asset Management
2025
188,402
0
188,402
0.014
2024
143,704
65,697
209,401
0.016
Robert Karofsky, President UBS Americas and Co-President Global Wealth Management
2025
765,382
492,663
1,258,045
0.095
2024
1,139,539
424,520
1,564,059
0.122
Sabine Keller-Busse, President Personal & Corporate Banking
and President UBS Switzerland
2025
708,724
602,859
1,311,583
0.099
2024
982,710
425,317
1,408,027
0.110
Iqbal Khan, Co-President Global Wealth Management and President UBS Asia Pacific
2025
1,043,565
253,268
1,296,833
0.098
2024
1,140,180
179,433
1,319,613
0.103
Barbara Levi, Group General Counsel
2025
503,567
234,490
738,057
0.056
2024
539,142
99,876
639,018
0.050
Beatriz Martin Jimenez, Head Non-core and Legacy and President UBS EMEA
2025
373,335
149,455
522,790
0.040
2024
426,691
180,706
607,397
0.047
Markus Ronner, Group Chief Compliance and Governance Officer
2025
518,931
202,968
721,899
0.055
2024
613,246
4,436
617,682
0.048
Stefan Seiler, Head Group Human Resources & Corporate Services
2025
232,913
177,155
410,068
0.031
2024
299,428
91,393
390,821
0.031
Todd Tuckner,
Group Chief Financial Officer
2025
255,864
259,379
515,243
0.039
2024
279,344
279,647
558,991
0.044
Marco Valla, Co-President Investment Bank
2025
325,291
50,623
375,914
0.028
2024
244,051
13,847
257,898
0.020
Damian Vogel, Group Chief Risk Officer
2025
115,331
50,886
166,217
0.013
2024
74,256
23,919
98,175
0.008
Total
2025
6,670,866
5,144,019
11,814,885
0.894
2024
8,003,916
3,764,280
11,768,196
0.920
1 Includes all vested and unvested shares of
GEB members, including those held by related parties. No options were held in 2025 and 2024 by
any GEB member or any of
its related parties. Refer to “Note 26 Employee
benefits: variable compensation” in the “Consolidated financial statements” section of the UBS Group Annual
Report 2025, available under “Annual reporting” at ubs.com/investors, for more information.
2 Includes
shares granted under
variable compensation plans
with forfeiture provisions.
For the 2019/20,
2020/21, 2021/22 and
2022/23 LTIP
awards, the
values reflect the
final value.
For all other
LTIP awards,
the values
reflect the fair value awarded at grant. The
actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the
“Group compensation” section of the UBS Group Annual Report
2025, available under “Annual reporting” at ubs.com/investors, for more information about the plans.

UBS Group AG standalone financial statements

Note 23
Related parties
Related parties are defined under
the Swiss Code of Obligations as
direct and indirect participants
with voting rights of
20% or more, management bodies (BoD and GEB), external auditors and direct and indirect investments in subsidiaries.
Payables due to members of the GEB and the external auditors are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.
Related parties
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Payables due to the members of the GEB
233
185
185
168
of which: Deferred Contingent Capital Plan
106
80
84
72
of which: other deferred compensation plans
128
106
101
96
Payables due to external auditors
0
0
0
0


UBS Group AG standalone financial statements

Statement of proposed appropriation of total profit
and dividend distribution out of total profit and
capital contribution reserve
The Board of Directors (the
BoD) proposes that the Annual
General Meeting of Shareholders on
15 April 2026 approve
the appropriation of total profit and an ordinary dividend distribution of USD 1.10 (gross) in cash per share of USD 0.10 nominal value under the terms set out below:
Proposed appropriation of and dividend distribution out of total profit
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.25
Net profit for the period
13,070
10,363
Profit / (loss) carried forward
0
0
Total profit available for appropriation
13,070
10,363
Appropriation of total profit
Appropriation to voluntary earnings reserve
(11,232)
(8,906)
Dividend distribution: USD 1.10 (gross) per dividend-bearing share, USD 0.55 of which out of total profit
1
(1,838)
(1,457)
2
Profit / (loss) carried forward
0
0
1 Dividend-bearing shares
are all shares
issued except for
treasury shares held
by UBS Group
AG as of
the record date.
The amount
of USD 1,838m presented
is based on
the total number
of shares issued
as of
31 December 2025. If the final total
amount of the dividend is higher
or lower, the
difference will be balanced through the
appropriation to the voluntary earnings
reserve.
2 For illustrative purposes,
converted at
the closing exchange rate as of 31 December 2025.
Proposed dividend distribution (50%) out of capital contribution reserve
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.25
Statutory capital reserve, of which capital contribution reserve before proposed distribution
29,037
23,024
Dividend distribution: USD 1.10 (gross) per dividend-bearing share, USD 0.55 of which out of capital contribution reserve
1
(1,838)
(1,457)
2
Statutory capital reserve, of which capital contribution reserve after proposed distribution
27,199
21,567
1 Dividend-bearing shares are
all shares issued
except for treasury
shares held by
UBS Group AG
as of the
record date.
The amount
of USD 1,838m presented
is based on
the total number
of shares issued
as of
31 December 2025.
2 For illustrative purposes, converted at the closing exchange rate as of 31 December 2025.
As set out above,
half of the ordinary
dividend distribution of USD 1.10 (gross)
in cash per share
is payable out of
total
profit, and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.
The ordinary dividend distribution is declared
in US dollars. Shareholders whose shares
are held through SIX SIS
AG will
receive dividends
in Swiss
francs, based
on a
published exchange
rate calculated
up to
five decimal
places on
the day
prior to the
ex-dividend date. Shareholders
holding shares through
DTC or directly
registered in the
US share register
with
Computershare will be paid dividends in US dollars.
In May 2024, the US
changed its settlement practice
from t+2, as common in
Europe, to t+1, to reduce
the risk between
the execution
and settlement
of a
trade. To
align the
two different
settlement practices regarding
the corporate event
key dates, UBS decided to set the ex-dividend date on the NYSE one day later than on the SIX Swiss Exchange. Provided that
the
proposed
dividend
distribution
out
of
the
total
profit
and
the
capital
contribution
reserve
is
approved,
the
payment of USD 1.10 (or
the Swiss franc equivalent)
per share will be made
on 23 April 2026 to
holders of shares on the
record date 22 April 2026
on the SIX Swiss Exchange
and the NYSE. However, on
the SIX Swiss Exchange, the
shares will
be
traded
ex-dividend
as
of
21
April
2026
and,
accordingly,
the
last
day
on
which
the
shares
may
be
traded
with
entitlement to
receive the
dividend will
be 20
April 2026.
On the
NYSE, the
shares will
be traded
ex-dividend as
of 22 April
2026, and the last
day on which the
shares may be
traded with entitlement
to receive the dividend
will be 21 April 2026.

Cautionary statement |
This report and
the information contained
herein are provided solely
for information purposes,
and are not
to be construed
as solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors , for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in each of the following registration statements:
(1) on Form F-3 (Registration Number 333-293403),
(2) on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-
215255; 333-228653; 333-230312; 333-249143; and 333-272975), and
(3) each related prospectus currently outstanding under any of the aforementioned registration statements, of our report dated 6 March 2026, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2025 included in this Report of Foreign Private Issuer (Form 6-K) dated 9 March 2026, filed with the Securities and Exchange Commission.
/s/ Ernst & Young Ltd
Basel, Switzerland
9 March 2026

This Form 6-K is hereby incorporated by reference into (1) the registration statement on Form F-3 (Registration
Number 333-293403), (2) the registration statements of UBS Group AG on Form S-8 (Registration Numbers 333-
200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653;
333-230312; 333-249143
and 333-272975), and (3) into each prospectus outstanding under any of the foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Group Controller
By:
/s/ David Kelly
Name:
David Kelly
Title:
Managing Director
Date:
March 9, 2026